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Exhibit 99.1

                       DIVIDEND REINVESTMENT, OPTIONAL PAYMENT
                                         AND
                         DIRECT STOCK PURCHASE AUTHORIZATION

         I hereby authorize United Wisconsin Services, Inc. (the "Company") to pay, in accordance with my election below, the Firstar Trust Company ("Firstar") for my account cash dividends payable to me on either all, or a specified number (as I have designated below), of the shares of common stock of the Company registered in my name.

         Please check one of the two options and include, where appropriate, the number of shares registered to you for which dividends are to be reinvested under the Plan:

   / /   All shares
   / /   Specified number of shares:   _____      shares

         I hereby appoint Firstar as my agent (the "Agent") to apply dividends received from the Company on shares of common stock registered in my name or held for my account under such plan, plus any optional cash payments in amounts of at least $100 per quarter, or any payment of at least $100 to join the Plan pursuant to a direct stock purchase by investors who are not currently shareholders of record in the Company, to the purchase of full and fractional shares of common stock of the Company.

Please complete if applicable:

         An optional cash payment in the amount of $          is enclosed.

         A cash payment in the amount of $          is enclosed to join the
              Plan pursuant to a direct stock purchase by investors who are not currently shareholders of record in the Company.

         RETURN TO:

         Firstar Trust Company
         777 East Wisconsin Avenue
         Milwaukee, Wisconsin  53202

IMPORTANT: PLEASE SIGN YOUR NAME OR NAMES AS THEY APPEAR ON THE REVERSE SIDE OF THIS AUTHORIZATION.

Signature:

Signature:

Date: